    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1994

                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        CALIFORNIA WATER SERVICE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 CALIFORNIA                                       94-0362795
        (STATE OR OTHER JURISDICTION                           (I.R.S. EMPLOYER
     OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)
                                                               HAROLD C. ULRICH
                                                                VICE PRESIDENT,
                                                      CHIEF FINANCIAL OFFICER & TREASURER
                                                       CALIFORNIA WATER SERVICE COMPANY
          1720 NORTH FIRST STREET                           1720 NORTH FIRST STREET
         SAN JOSE, CALIFORNIA 95112                       SAN JOSE, CALIFORNIA 95112
               (408) 451-8200                                   (408) 451-8200
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE         (NAME, ADDRESS, INCLUDING ZIP CODE, AND
                   NUMBER,                                         TELEPHONE
    INCLUDING AREA CODE, OF REGISTRANT'S           NUMBER, INCLUDING AREA CODE, OF AGENT FOR
        PRINCIPAL EXECUTIVE OFFICES)                               SERVICE)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

             WILLIAM J. NEWELL                   JONATHAN A. KOFF
              THOMAS G. REDDY                    CHAPMAN AND CUTLER
     MCCUTCHEN, DOYLE, BROWN & ENERSEN           111 W. MONROE STREET
            2740 SAND HILL ROAD                  CHICAGO, ILLINOIS 60603
        MENLO PARK, CALIFORNIA 94025             (312) 845-3000
               (415) 233-4000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
                                      AMOUNT          MAXIMUM        AGGREGATE
TITLE OF EACH CLASS OF                TO BE        OFFERING PRICE     OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)      PRICE(2)    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
Common Stock, no par value.....   600,000 shares       $35.00       $21,000,000        $7,242
- --------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) Includes 50,000 shares issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee and not as a representation of the actual proposed offering price.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1994

PROSPECTUS
                                 550,000 SHARES

                                 [COMPANY LOGO]

                        CALIFORNIA WATER SERVICE COMPANY
                                  COMMON STOCK
                               ------------------

     The Company's Common Stock ("Common Shares") is listed on the New York Stock Exchange under the symbol "CWT." On August 25, 1994, the last reported sales price of the Common Shares on the New York Stock Exchange was $35.50 per share.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share                                   $                    $                    $
- -------------------------------------------------------------------------------------------------
Total(3)                                    $                    $                    $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

  (2) Before deducting expenses payable by the Company estimated at $175,000.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 50,000 additional Common Shares at the Price to Public, less the Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If all such additional shares are purchased by the Underwriters, the total Price to Public, Underwriting Discounts and
      Commissions and Proceeds to Company will be $          , $          , and
      $          , respectively. See "Underwriting."

                               ------------------

     The Common Shares offered by this Prospectus are being offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Common Shares offered hereby will be made available for delivery on or about
          , 1994, at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

                               ------------------

SMITH BARNEY INC.                                      A.G. EDWARDS & SONS, INC.

          , 1994

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

     California Water Service Company (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (hereinafter, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "1933 Act") with respect to the Common Shares offered hereby. Certain information contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more documents incorporated by reference in the Registration Statement. Accordingly, the information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith. Copies of the Registration Statement may be inspected without charge at the offices of the Commission, and copies of all or any portion thereof may be obtained from the Commission upon payment of the prescribed fee.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048-1102, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Shares are listed on the New York Stock Exchange ("NYSE"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the office of the NYSE at Room 401, 20 Broad Street, New York, New York.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company filed with the Commission are incorporated herein by reference (file 0-464): (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1993; (2) Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1994; and (3) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Shares made by this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be made to Harold C. Ulrich, Vice President, Chief Financial Officer and Treasurer, California Water Service Company, 1720 North First Street, San Jose, California 95112 (Telephone: (408) 451-8200).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

Company..................................  California Water Service Company
Business.................................  Public utility water company
Service area.............................  Service is provided in 20 operating districts located throughout California from Chico in Northern California to the Palos Verdes Peninsula in Southern California
Estimated service area population........  1,500,000
Active customers (June 30, 1994).........  Approximately 364,000
                                             THE OFFERING
Securities offered.......................  550,000 shares of common stock, no par value
Common Shares to be outstanding after the
  offering...............................  6,247,034(1)
New York Stock Exchange symbol...........  CWT
Common Share price range: January 3,
  1994-August 25, 1994...................  $33.75 to $41.00
Closing price on August 25, 1994.........  $35.50
Indicated annual dividend rate...........  $1.98 per share
Use of proceeds..........................  To repay short-term bank borrowings incurred for the purchase of property and utility plant construction, and for additional purchases of property and utility plant
                                           construction

- ---------------

(1) Based upon the number of Common Shares outstanding on August 15, 1994.

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    TWELVE MONTHS ENDED          YEAR ENDED DECEMBER 31,
                                                    -------------------     ----------------------------------
                                                       JUNE 30, 1994          1993         1992         1991
                                                    -------------------     --------     --------     --------
                                                        (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenue.................................       $ 154,106          $151,716     $139,805     $127,176
Operating expenses................................         127,057           123,861      116,031      102,855
                                                        ----------          --------     --------     --------
Net operating income..............................          27,049            27,855       23,774       24,321
Other income and expenses, net....................             327               273          169          384
                                                        ----------          --------     --------     --------
Income before interest expense....................          27,376            28,128       23,943       24,705
Interest expense..................................          12,077            12,627       11,414       10,777
                                                        ----------          --------     --------     --------
  Net income......................................       $  15,299          $ 15,501     $ 12,529     $ 13,928
                                                    ==================      =========    =========    =========
Net income available for common shareholders......       $  15,146          $ 15,348     $ 12,376     $ 13,775
Earnings per Common Share.........................       $    2.66          $   2.70     $   2.18     $   2.42
Average Common Shares outstanding.................           5,692             5,689        5,689        5,689
Dividends per Common Share........................       $    1.95          $   1.92     $   1.86     $   1.80

                                                                          JUNE 30, 1994 (UNAUDITED)
                                                               -----------------------------------------------
                                                                      ACTUAL                 AS ADJUSTED(1)
                                                               --------------------       --------------------
                                                                AMOUNT      PERCENT        AMOUNT      PERCENT
                                                               --------     -------       --------     -------
BALANCE SHEET DATA:
Common shareholders' equity..................................  $124,056       48.2%       $142,554       51.7%
Preferred stock..............................................     3,475        1.4           3,475        1.3
First mortgage bonds.........................................   129,608       50.4         129,608       47.0
                                                               --------     -------       --------     -------
         Total capitalization................................  $257,139      100.0%       $275,637      100.0%
                                                               =========    ======        =========    ======
Short-term borrowings........................................  $ 18,800                         --

- ---------------

(1) Adjusted to reflect the sale of the 550,000 Common Shares offered hereby and the application of net proceeds therefrom, assuming a public offering price of $35.50 per share.

                        CALIFORNIA WATER SERVICE COMPANY
 LOCATION OF OPERATING DISTRICTS AND APPROXIMATE NUMBER OF ACTIVE CUSTOMERS PER
                                    DISTRICT

                                     (MAP)

                               APPROXIMATE NO. OF
                                ACTIVE CUSTOMERS
    OPERATING DISTRICTS          (JUNE 30, 1994)
- ---------------------------    -------------------
                                APPROXIMATE NO. OF
OPERATING DISTRICTS               ACTIVE CUSTOMERS
(CONTINUED)                            (CONTINUED)
- ---------------------------    -------------------
SAN FRANCISCO BAY AREA
Mid-Peninsula                               35,200
South San Francisco                         15,300
Bear Gulch                                  17,100
Los Altos                                   17,700
Livermore                                   14,800
SACRAMENTO VALLEY
Chico                                       20,400
Oroville                                     3,500
Marysville                                   3,800
Dixon                                        2,700
Willows                                      2,200
SALINAS VALLEY
Salinas                                     22,800
King City                                    1,800
SAN JOAQUIN VALLEY
Bakersfield                                 54,400
Stockton                                    40,700
Visalia                                     25,900
Selma                                        4,600
LOS ANGELES AREA
East Los Angeles                            26,400
Hermosa Beach/Redondo Beach                 24,700
Palos Verdes                                23,400
Westlake                                     6,600
                                           -------
TOTAL CUSTOMERS                            364,000

                                  THE COMPANY

     California Water Service Company (the "Company") is the largest California-based investor-owned public utility water company. The Company owns and operates 20 water systems serving customers in 38 cities and communities and adjacent territories throughout California. With approximately 364,000 service connections as of June 30, 1994, the Company provides water service to a population estimated at approximately 1,500,000. The Company's rates and operations are regulated by the California Public Utilities Commission (the "CPUC") with the rates for each district determined separately. See "Recent Developments -- Rates and Regulation."

     Incorporated in California in 1926, the Company provides public utility water service from Chico in Northern California to the Palos Verdes Peninsula in Southern California. The Company's business consists of the production, purchase, storage, purification, distribution and sale of water for domestic, industrial, public, and irrigation uses, and for fire protection. The Company also operates three municipal water systems on a contract basis.

     The principal executive offices of the Company are located at 1720 North First Street, San Jose, California. The Company's mailing address is Post Office Box 1150, San Jose, California 95108, and its telephone number is (408) 451-8200.

                    USE OF PROCEEDS AND CONSTRUCTION PROGRAM

     The net proceeds from the sale of the Common Shares offered hereby are estimated to be $18.5 million ($20.2 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $35.50 per share and after deducting the estimated underwriting discounts and commissions and offering expenses. Approximately $18.3 million of such proceeds will be used to repay the Company's outstanding short-term debt incurred for the purchase of property and the construction, completion, extension or improvement of the Company's facilities. On August 15, 1994, the Company had outstanding short-term borrowings of $18.3 million (out of a $30 million borrowing capacity) with a weighted average interest cost of 6.43%. The amount of short-term debt outstanding and the interest cost of that debt change from time to time. The remaining proceeds will be used for the purchase of property and the construction, completion, extension or improvement of the Company's facilities during the remainder of 1994. Pending application of such proceeds, the Company will invest the proceeds in short-term investments.

     The Company's capital expenditures for construction and replacement of utility plant (excluding developer advances and contributions) for 1991, 1992 and 1993 were $21.5 million, $24.1 million and $21.5 million, respectively. Estimated capital expenditures for construction and replacement of utility plant (excluding developer advances and contributions) for 1994 and 1995 are $21.6 million ($12.1 million of which had been incurred as of July 31, 1994) and $21.7 million, respectively. The Company's capital expenditures for 1994 and 1995 are expected to be funded from the net proceeds from the sale of the Common Shares offered hereby, internally generated funds and an offering of the Company's first mortgage bonds. The Company has received CPUC authorization to issue an additional $20 million in first mortgage bonds before December 31, 1994, and intends to request that such authorization be extended by the CPUC through December 31, 1995. The foregoing estimates of capital expenditures may be revised to accommodate the results of the 1994 rate cases (see "Recent Developments -- Rates and Regulation"), are reviewed periodically by the Company and are subject to revision at any time.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

     The Company's unaudited results of operations for the three months and the six months ended June 30, 1994 and June 30, 1993 are summarized below.

                                                    THREE MONTHS ENDED         SIX MONTHS ENDED
                                                         JUNE 30,                  JUNE 30,
                                                    -------------------       -------------------
                                                     1994        1993          1994        1993
                                                    -------     -------       -------     -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenue.................................  $40,147     $40,503       $70,726     $68,336
Net income........................................    4,070       4,689         5,465       5,667
Net income available for common shareholders......    4,032       4,651         5,389       5,591
Earnings per Common Share.........................  $  0.71     $  0.82       $  0.95     $  0.98

     Operating revenue declined and certain operating expenses increased for the three months ended June 30, 1994, as compared to the three months ended June 30, 1993, causing lower earnings. The second quarter of 1993 was a record second quarter for the Company, in part because the CPUC authorized the Company to transfer to revenue water conservation penalties previously collected and to record revenue lost due to water conservation in 1993. Since this authority expired in 1993, no similar revenues were recorded in the second quarter of 1994. The loss of this revenue was partially offset by rate relief from the CPUC and the addition of new customers. Operating revenue for the first six months of 1994 was greater than the first six months of 1993 despite the second quarter results, because the Company's first quarter 1994 operating revenues were significantly ahead of last year's first quarter revenues. The increase was primarily due to rate relief from the CPUC, the addition of new customers and increased water consumption due to reduced rainfall during the 1993-1994 winter season. Due to the seasonal nature of the water business, the results for interim periods are not indicative of the results for a 12-month period.

WATER SUPPLY

     The Company's water supply is obtained from wells, surface runoff or diversion and by purchase from public agencies and other suppliers. During 1993, the Company obtained approximately 50% of its delivered water from wells, and 50% from various suppliers. On January 1, 1994, water supplies in California's major reservoirs were double the amount recorded one year earlier when the state was in its sixth year of drought. The state's reservoir supply was replenished during 1993 as a result of the abundant runoff which followed the above average precipitation of the 1992-93 winter season. Although substantial reserves remain in underground aquifers which serve 16 Company districts, many groundwater tables have not fully recovered from the effects of the drought. Precipitation in California for the 1993-1994 winter season averaged about 60% of normal. As a result, the runoff into reservoirs and the recharge of the underground water tables were significantly less than the prior winter's and were well below normal. However, because of the carryover into 1994 of water stored in state reservoirs and because water tables in the Company's well supply districts remain at adequate levels, the Company expects to meet demand for the current year. The Company does not anticipate that mandatory water rationing will be required in any of its districts through the end of the 1994-1995 winter season, although the Company will maintain its water conservation efforts through a variety of customer programs.

RATES AND REGULATION

     The CPUC regulates the service and operations of the Company as well as the rates the Company charges for water service. Rates are set separately for each of the Company's 20 districts based on the historical and projected expenses and revenues in each district. As a general matter, each district is treated as a separate entity for CPUC ratemaking purposes, with the exception that the expenses of the Company's general office headquarters in San Jose are allocated among all districts and the Company's cost of capital (i.e., authorized return on debt and equity) is determined on a Company-wide basis.

     In 1993, the Company requested general rate increases in three of its districts (Chico, Oroville and Salinas), which contain approximately 13% of the Company's customers. In July 1994, the CPUC granted rate increases in these districts and authorized a 10.2% return on common equity. As a result of these rate case decisions, the Company's authorized rates for the three districts were increased by an aggregate of approximately $850,000 or 5.5% on an annualized basis. However, because of the timing of the decision, the Company expects that its additional revenues during 1994 from these districts will be only $600,000. In addition, the rate case decisions authorized additional annual step increases for the three districts aggregating approximately $650,000 for each of 1995, 1996 and 1997. Finally, the CPUC decisions authorized offset rate increases (rate increases related to increases in the Company's costs for purchased water, power and pump tax costs) of approximately $300,000 to amortize the water production balancing accounts for the Chico and Salinas districts.

     In July 1994, the Company filed Notices of Intention to file general rate cases with the CPUC, initiating the process by which the Company will seek general rate increases in six districts (Dixon, Los Altos, Marysville, South San Francisco, Westlake and Willows), which also contain approximately 13% of the Company's customers. In these general rate cases the Company is requesting a return on common equity of 12% and is seeking authority to increase rates in the six districts by an aggregate of approximately $2,900,000 or 12.3% on an annualized basis beginning in mid-1995, with additional annual step increases for the six districts aggregating approximately $550,000 for each of 1996, 1997 and 1998. There can be no assurance that the CPUC will grant the requested return on common equity or any portion of the requested rate increases.

     The CPUC issued its final decision in the Order Instituting Investigation proceeding regarding the risk of water utilities in June 1994. The CPUC concluded that no fundamental change in ratemaking procedures was necessary at this time. However, the CPUC authorized utilities to recover interest on water utility expense balancing accounts and broadened the coverage of existing water quality memorandum accounts (which track expenditures relating to water quality for possible rate relief). In addition, the CPUC directed its staff to hold workshops and formulate recommendations on conservation, water rate design, performance-based ratemaking, water reclamation, assistance to low-income families and related legislation.

                     COMMON SHARE PRICE RANGE AND DIVIDENDS

     The Common Shares have been listed on the New York Stock Exchange since April 8, 1994 under the symbol "CWT." Prior to such date, the Common Shares were traded in the Nasdaq National Market System under the symbol "CWTR."

     The following table sets forth, for the periods indicated, the high and low sale price and the quarterly cash dividend paid per Common Share. The following prices are from the New York Stock Exchange Composite Tape for periods after April 8, 1994 and supplied by Nasdaq for all earlier periods.

                                                                                DIVIDENDS
                                                       PRICE RANGE              PAID PER
                                                  ---------------------          COMMON
                                                   HIGH           LOW             SHARE
                                                  ------         ------         ---------
        1992:
          First Quarter.........................  $31.00         $26.25           $.465
          Second Quarter........................   33.25          28.00            .465
          Third Quarter.........................   34.25          29.50            .465
          Fourth Quarter........................   35.00          29.25            .465
        1993:
          First Quarter.........................  $37.25         $32.50           $ .48
          Second Quarter........................   36.75          32.25             .48
          Third Quarter.........................   40.50          33.50             .48
          Fourth Quarter........................   41.25          37.50             .48
        1994:
          First Quarter.........................  $41.00         $34.25           $.495
          Second Quarter........................   36.75          33.75            .495
          Third Quarter (through August 25,
             1994)..............................   36.00          34.50            .495

     On August 15, 1994, the Company had approximately 4,300 common shareholders of record. For a recent closing sale price of the Common Shares, as reported on the New York Stock Exchange Composite Tape, see the cover page of this Prospectus.

     Cash dividends on the Common Shares of the Company have been paid each year since 1944. The quarterly dividend rate has been increased each year since 1968. On August 15, 1994, the Company paid a quarterly cash dividend of $.495 per share to shareholders of record on August 1, 1994. The Board of Directors' policy has been to pay cash dividends on the Common Shares on a quarterly basis. Future cash dividends will necessarily be dependent upon the policies of the Company's Board of Directors and upon the Company's earnings, financial condition, capital demands and other factors. No assurance can be given that cash dividends will continue to be paid in a manner consistent with historical patterns.

     The Company has a Dividend Reinvestment Plan pursuant to which shareholders may automatically reinvest Common Share cash dividends in additional Common Shares of the Company. No transaction fees are charged in connection with such purchases. Such additional Common Shares may either be currently outstanding shares purchased on the open market or be newly issued Common Shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue up to 8,000,000 shares of Common Stock, no par value ("Common Shares"), of which 5,697,034 shares were outstanding on August 15, 1994, and 380,000 shares, in one or more series, of Preferred Stock, $25 par value ("Preferred Shares"), of which 139,000 shares of Preferred Stock, 4.4% Series C ("Series C Preferred Shares") were outstanding as of such date. The following statements are brief summaries of certain provisions relating to the Common Shares and Preferred Shares contained in the Company's Restated Articles of Incorporation, as amended (the "Articles") and Bylaws. Such summaries do not purport to be complete and for a full and complete statement of such provisions reference is made to the Articles and Bylaws. Such summaries are qualified in their entirety by such reference.

PREFERRED SHARES

     The Board of Directors of the Company is authorized by the Articles to fix the preferences, limitations, relative rights, qualifications and restrictions of the Preferred Shares and may establish series of the Preferred Shares and determine the variations between series. Dividends on Preferred Shares are payable quarterly at a fixed rate before any dividends can be paid on Common Shares. The Series C Preferred Share cumulative annual dividend rate is $1.10 per share. Preferred Shares are entitled to eight votes each with the right to cumulative votes at any election of directors. Series C Preferred Shares are not convertible to Common Shares. The Series C Preferred Shares are not subject to any mandatory redemption right and there is no sinking fund for the Series C Preferred Shares. A premium of $243,250 would be due to the holders of Series C Preferred Shares upon the voluntary dissolution or liquidation of the Company. No premium is payable in the event of an involuntary dissolution or liquidation of the Company. If and when any additional Preferred Shares are issued, the holders of Preferred Shares may have a preference over holders of the Common Shares upon the payment of dividends, upon liquidation of the Company, in respect of voting rights and in the redemption of the capital stock of the Company.

COMMON SHARES

     Holders of the Common Shares are entitled to one vote per share at all meetings of shareholders. Shareholders are entitled to cumulate their votes for the election of directors. Dividends that may be declared on the Common Shares will be paid in an equal amount to the holder of each share. No pre-emptive rights are conferred upon the holders of the Common Shares and there are no liquidation or conversion rights. Common Shares have no redemption or sinking fund provisions and are not subject to further calls or assessments by the Company. In the event of a liquidation, holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference on any Preferred Stock outstanding. The transfer agent and registrar for the Common Shares is The First National Bank of Boston.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     As authorized by California General Corporation Law ("GCL"), the Company's Articles include provisions limiting the liability of directors of the Company for monetary damages. The effect of these provisions is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligence) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any shareholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Company's Articles require that the Company indemnify its directors and officers to the fullest extent permitted under and in accordance with the GCL. The Company's Board of Directors has adopted resolutions specifying the procedures to be followed by an officer or director who is seeking indemnification. Such procedures provide for, among other things, the advancement of expenses by the Company to the officer or director upon request and upon receipt by the Company of an undertaking to repay such advance in certain circumstances. The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell an aggregate of 550,000 Common Shares to Smith Barney Inc. and A.G. Edwards & Sons, Inc. (the "Underwriters"), and
each Underwriter has severally agreed to purchase           Common Shares from
the Company.

     The Company has been advised by the Underwriters that they propose initially to offer part of the shares to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which
represents a concession not in excess of $     per share below the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other brokers or dealers.
After the initial public offering, the public offering price and such concessions may be changed. The nature of the Underwriters' obligations is such that they are committed to purchase all of the Common Shares offered hereby (other than the over-allotment option shares referred to below) if any such shares are purchased.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of the Underwriting Agreement, to purchase up to a maximum of 50,000 additional Common Shares at the same price per share that the Company will receive for shares being purchased by the Underwriters as described above. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of the 550,000 shares referred to above. If the Underwriters purchase any of the additional Common Shares which are subject to the over-allotment option, each of the Underwriters will be committed, subject
to certain conditions, to purchase           shares.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the other may be required to make in respect thereof.

     The Company and certain of its officers and directors have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, contract to sell or otherwise dispose of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or grant any options or warrants to purchase Common Shares, other than, in the case of the Company, pursuant to its dividend reinvestment plan.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Company, including the validity of the Common Shares to be issued in connection with this offering, will be passed upon for the Company by McCutchen, Doyle, Brown & Enersen, Menlo Park, California. Certain legal matters will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois. Chapman and Cutler will rely upon the opinion of McCutchen, Doyle, Brown & Enersen as to matters of California law.

                                    EXPERTS

     The financial statements and schedules of California Water Service Company as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick covering the December 31, 1993 financial statements refers to changes in accounting for income taxes and postretirement benefits other than pensions.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    3
The Company...........................    5
Use of Proceeds and Construction
  Program.............................    5
Recent Developments...................    6
Common Share Price Range and Dividends...   8
Description of Capital Stock..........    8
Underwriting..........................   10
Legal Matters.........................   10
Experts...............................   10

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                 550,000 SHARES

                                 [INSERT LOGO]

                        CALIFORNIA WATER SERVICE COMPANY

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS
                                         , 1994
                                  ------------

                               SMITH BARNEY INC.
                           A.G. EDWARDS & SONS, INC.
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses in connection with the issuance and distribution of the securities offered hereby. All the amounts shown are estimates, except the SEC registration fee, the NASD filing fee, the NYSE listing fee and the California Public Utilities Commission fee.

        SEC registration fee..............................................  $  7,242
        NASD filing fee...................................................     2,600
        NYSE listing fee..................................................     2,100
        California Public Utilities Commission fee........................    16,000
        Blue Sky fees and expenses........................................    15,000
        Registrar and transfer agent fees.................................     2,500
        Printing and distribution.........................................    30,000
        Legal fees and expenses...........................................    60,000
        Accounting fees and expenses......................................    25,000
        Miscellaneous.....................................................    14,558
                                                                            --------
                  Total...................................................  $175,000
                                                                            ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 317 of the California General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article Ninth of the Restated Articles of Incorporation, as amended, of the registrant contains provisions limiting the monetary liability of directors for breaches of the duty of care. Article Ninth of the Restated Articles of Incorporation, as amended, of the registrant contains provisions for the indemnification of directors, officers and employees to the fullest extent permitted under Section 317. The Company's Board of Directors has also adopted resolutions specifying the procedures to be followed by an officer or director who is seeking indemnification. Such procedures provide for, among other things, the advancement of expenses by the Company to the officer or director upon request and upon receipt by the Company of an undertaking to repay such advance in certain circumstances. In addition, the Company maintains officers and directors liability insurance for an annual aggregate maximum coverage of $20,000,000.

     In addition, in the Underwriting Agreement each of the Underwriters has agreed to indemnify the Company, its directors, its officers who sign this Registration Statement and any person who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act with respect to information relating to such Underwriter furnished by such Underwriter in writing and expressly for use in this Registration Statement, in the prospectus contained herein, any prepricing prospectus, or any amendment or supplement thereto.

ITEM 16. EXHIBITS.

     (a) Exhibits

        EXHIBITS                              DESCRIPTION OF EXHIBITS
        --------     --------------------------------------------------------------------------
           1         Form of Underwriting Agreement
           5         Opinion of McCutchen, Doyle, Brown & Enersen
          23.1       Consent of KPMG Peat Marwick LLP
          23.2       Consent of McCutchen, Doyle, Brown & Enersen (included in its opinion filed as Exhibit 5)
          24         Power of Attorney of directors of the Company (See page II-4)

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "1933 Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on August 25, 1994.

                                            CALIFORNIA WATER SERVICE COMPANY
                                            (Registrant)

                                            By:          DONALD L. HOUCK
                                                      (Donald L. Houck,
                                              Its President and Chief Executive
                                                            Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                    DATE
- ---------------------------------------------   ----------------------------
                      DONALD L. HOUCK           President and Chief              August 17, 1994
              (Donald L. Houck)                   Executive Officer and
                                                  Director (Principal
                                                  Executive Officer)
                     HAROLD C. ULRICH           Vice President, Chief            August 25, 1994
             (Harold C. Ulrich)                   Financial Officer and
                                                  Treasurer (Principal
                                                  Financial and Accounting
                                                  Officer)
                              C.H.              Chairman of the Board            August 17, 1994
                     STUMP                        and Director
                (C.H. Stump)
                      WILLIAM E. AYER           Director                         August 17, 1994
              (William E. Ayer)
                        ROBERT W. FOY           Director                         August 17, 1994
               (Robert W. Foy)
                                                Director                         August   , 1994
        (Edward D. Harris, Jr., M.D.)
                                                Director                         August   , 1994
            (Robert K. Jaedicke)
                                                Director                         August   , 1994
              (L.W. Lane, Jr.)
              EDWIN E. VAN BRONKHORST           Director                         August 17, 1994
          (Edwin E. Van Bronkhorst)
                      J. W. WEINHARDT           Director                         August 17, 1994
              (J. W. Weinhardt)

                               POWER OF ATTORNEY

     Know all men by these presents that the undersigned does hereby make, constitute and appoint Donald L. Houck and Harold C. Ulrich or either of them as the true and lawful attorneys-in-fact of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver the Registration Statement of Form S-3, and any and all amendments thereto, including without limitation pre-effective and post-effective amendments thereto; such Form S-3 and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in such matter as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.

     In witness whereof, the undersigned has duly executed this Power of Attorney.

                     STUMP    C.H.                                   Dated: August 17, 1994
                (C.H. Stump)
                      WILLIAM E. AYER                                Dated: August 17, 1994
              (William E. Ayer)
                        ROBERT W. FOY                                Dated: August 17, 1994
               (Robert W. Foy)
                                                                     Dated: August   , 1994
        (Edward D. Harris, Jr., M.D.)
                                                                     Dated: August   , 1994
            (Robert K. Jaedicke)
                                                                     Dated: August   , 1994
              (L.W. Lane, Jr.)
              EDWIN E. VAN BRONKHORST                                Dated: August 17, 1994
          (Edwin E. Van Bronkhorst)
                      J. W. WEINHARDT                                Dated: August 17, 1994
              (J. W. Weinhardt)

                               INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                              DESCRIPTION OF EXHIBITS                            PAGE
- -------     -----------------------------------------------------------------------
   1        Form of Underwriting Agreement.........................................
   5        Opinion of McCutchen, Doyle, Brown & Enersen...........................
  23.1      Consent of KPMG Peat Marwick LLP.......................................
  23.2      Consent of McCutchen, Doyle, Brown & Enersen (included in its opinion filed as Exhibit 5)....................................................
  24        Power of Attorney of directors of the Company (See page II-4)..........